Exhibit 99.1

SciSparc Announces Recruitment of First Patient for its Phase IIa Clinical Trial in Alzheimer’s Disease

The clinical trial will be conducted at The Israeli Alzheimer’s Medical Center and will evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation

TEL AVIV, Israel, January 6, 2022- SciSparc Ltd. (NASDAQ: SPRC)(the “Company”), a clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that The Israeli Medical Center for Alzheimer’s has recruited the first patient to participate in the Company’s Phase IIa clinical trial that will evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using the Company’s proprietary cannabinoid-based technology.

The trial’s primary objective is evaluating the safety of SCI-110 and the secondary objective is evaluating the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease.

The trial, titled “Clinical Study Protocol Phase II-a open label trial to evaluate the safety, tolerability and efficacy trend of SCI-110 in patients with Alzheimer Disease and agitation,” will be conducted at the Sophie & Abraham Stuchynski Israeli Alzheimer’s Medical Center, Ramat-Gan, Israel.

The drug product SCI-110 is a unique proprietary combination of Dronabinol (synthetic delta-9-tetrahydrocannabinol (Δ⁹-THC), and Palmitoylethanolamide (PEA).

Alzheimer’s disease is the most common type of dementia, accounting for over two-thirds of cases of dementia. Alzheimer’s disease is a neurodegenerative disease that causes progressive and disabling impairment of cognitive functions, including memory, comprehension, language, attention, reasoning and judgment. Symptoms of Alzheimer’s disease depend on the stage of the disease. Neuropsychiatric symptoms like apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite and wandering are also common in the mid to late stages. Agitation is common in nearly 60% of patients with dementia, increases caretaker burden, creates safety risk for individuals with dementia and others and increases risk for hospitalization and nursing home placement. The current pharmacological treatment of agitation in Alzheimer’s disease has an unsatisfactory benefit/risk ratio and often involves using off-label drugs. Antipsychotic drugs, which are the most frequently used drugs for this purpose, are only marginally better than placebo. Moreover, the U.S. Food and Drug Administration has placed a “black box” warning on some of these drugs describing the risks.

“We are excited to achieve this important milestone of recruiting the first patient for our Phase IIa clinical trial. As the population of the world continues to age, Alzheimer’s disease is one of the most common diseases affecting the elderly, and subsequently the number of patients suffering from agitation also dramatically increases. Unfortunately, patients have very limited efficient treatments available today and those available can cause side effects, like drowsiness, rigidity and unusual movements. Studies have linked some of these to a higher risk of death for people with dementia. We are hoping our innovative treatment will provide patients and their families, with an efficient treatment option,” said Dr. Adi Zuloff-Shani, PhD, Chief Technology Officer of the Company.

 About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

About The Israeli Medical Center for Alzheimer’s:

The Israeli Medical Center for Alzheimer’s (IMCA) is the only medical center in Israel exclusively devoted to the treatment of Alzheimer’s disease patients. IMCA was founded in 1994 as a public, not for profit foundation, and in July 2001 it opened as an active medical center. The IMCA treats hundreds of patients a year, as inpatients, outpatients and as part of its diagnosis and counseling services. Numerous studies are conducted at the center in collaboration with researchers at universities.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation. The transaction described here may never be consummated and definitive agreement(s) may not be executed, and, if executed, such agreement(s) may be subject to conditions before it can be completed. In addition, the market for products contemplated by the letter of intent is in a period of regulatory and business uncertainty and financial and business results from such businesses are uncertain. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055